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May 11, 2012

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN: Document Control - EDGAR

RE:   RiverSource Life Insurance Co. of New York ("Company")
      RiverSource of New York Variable Annuity Account (Registrant")
        Post-Effective Amendment No.1 on Form N-4
        File Nos. 333-179335/811-07623
             RiverSource RAVA 5 Advantage Variable Annuity
             RiverSource RAVA 5 Select Variable Annuity
             RiverSource RAVA 5 Access Variable Annuity
             (offered for contract applications signed on or after April 30, 2012)

Dear Mr. Cowan:

On behalf of Registrant, the Company is filing electronically Registrant's Post-Effective Amendment No.1 ("Amendment No.1") on Form N-4 pursuant to Rule 485(a) of the Securities Act of 1933 ("1933 Act"). The purpose of this filing is to supplement the prospectus for RiverSource RAVA 5 Advantage Variable Annuity, RiverSource RAVA 5 Select Variable Annuity and RiverSource RAVA 5 Access Variable Annuity.

This supplement includes the following change to the existing prospectus:

     -    The optional living benefit rider, Accumulation Protector Benefit
          (APB) rider will be available for sale. This optional benefit rider has been reviewed by the Staff when it was introduced and filed as part of the Post-Effective Amendment No.21 to Registration Statement No.333-91691, filed on or about June 15, 2006. The only differences between previously offered APB rider and APB rider in this supplement are:

          -    different rider fees,

          -    change of 80% automatic step up to a 90% automatic step up, and

          - investment allocation restriction to Columbia VP - Managed Volatility Fund.

The prospectus and the combined Statement of Additional Information relating to the above-listed variable annuities filed with Pre-Effective Amendment No. 1 to Registration Statement No. 333-179335 on or about April 20, 2012, have been incorporated by reference to this Amendment No.1.

If you have any questions or comments, please call me at (612) 678-4177 or Boba Selimovic at (612) 671-7449. Thank you for your attention to this matter.

Very truly yours,

/s/ Dixie Carroll
-------------------------------------
Dixie Carroll
Assistant General Counsel
and Assistant Secretary